OMV Aktiengesellschaft

OMV Investor News

July 13, 2005

OMV Signs Bidding Agreement for E&P Activities Offshore Ukraine

- **OMV cooperates with NJSC "Naftogas of Ukraine" and NSC Chornomornaftogaz**
- **Joint bidding for exploration block in the Black Sea in 2005**
- **Unexplored area "Skifska Block" looks promising**

OMV, Central Europe's leading oil and gas company signed an agreement with the Ukrainian oil and gas companies NJSC Naftogas of Ukraine and NSC Chornomornaftogaz on joint activities in the Black Sea region, offshore Ukraine. In the course of the state visit of the President of Ukraine Viktor Juschtschenko to Austria, on July 13, 2005, the three partners agreed to cooperate in the bidding process for a production sharing agreement for exploration and production offshore Ukraine.

The area selected for future joint activities is the Block Skifska, located in the area between the Ukrainian/Romanian border and the Crimean peninsula. The water depth of this area is between 100 meters and 2,000 meters. Since this Block is unexplored, it is possible that it may hold a wide range of potential oil and gas resources. The three companies plan to bid for this Block during 2005.

Helmut Langanger, OMV Executive Board Member responsible for Exploration and Production stated: "Exploration activities in the Western Black Sea Region are a perfect fit to OMV's strategy. Any significant oil or gas find in that area would add value to our business in one of our core regions. E&P activities in the Ukrainian offshore area are the logical continuation of our efforts in offshore Romania and Bulgaria. We will build on our regional knowledge and technical expertise, and are delighted to partner with NJSC Naftogas and NSC Chornomornaftogaz, both of which have long term local experience".

Igor Franchuk, the President of the NSC Chornomornaftogaz noted, that joint work of the Austrian and Ukrainian oil and gas production companies enabled Ukraine quicker to integrate into the European community as an equal partner and should be the next step to the increase of the energy security of Ukraine – the main task set up by the President of Ukraine for the energy concept of the state. "This bidding agreement is the result of long term cooperation with OMV, started in 2002. Today we can say that we start concrete work on the realization of joint projects within the Black Sea offshore", considers Mr Franchuk.

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Background information:

NJSC Naftogas of Ukraine

The National Joint Stock Company Naftogas of Ukraine is the leading enterprise in Ukraine's fuel and energy complex. Naftogas has 172,000 employees. It is an integrated oil and gas company with a yearly production of 20.1 bcm of gas and 4.2 million tons of oil out of 225 fields in 2004. The company plays an important role in the transportation system in Eastern Europe, owning 37,600 km of high pressure gas transmission pipelines and 196,000 km of gas distribution pipelines. Gas transit through the Ukrainian gas transmission system was 137.1 bcm in 2004, including 120.3 bcm to Central and Western European countries and Turkey. Naftogas owns 13 underground gas storage facilities and 5 gas processing plants and an oil transport system with a total length of 4,600 km.

NSC Chornomornaftogaz

The National Stock Company Chornomornaftogaz which is a part of NJSC Naftogas of Ukraine with a staff of 3,500 people performs exploration work including drilling offshore in the Black and Azov Seas. In addition the company is active in the construction of offshore fixed platforms, offshore and onshore gas pipelines, the development of the oil and gas fields, the transportation of produced products to consumers as well as to underground gas storages. In 2004 Chornomornaftogaz produced over 1 bcm of natural gas, 10,000 tons of oil and 65,000 tons of gas condensate. Currently Chornomornaftogaz owns 6 gas, 2 gas condensate and 1 oil field, as well as gas storage facilities with a capacity of 1 bcm and more than 1,200 km of gas pipelines, as well as gas-producing platforms. Within the last two years Chornomornaftogaz put into operation two new gas fields in the Azov sea offshore. Today the gas volumes of domestic production permit to supply 76% of demands of the autonomous Republic of Crimea with natural gas. The development strategy of Chornomornaftogaz for the period till 2010 provides to construct and put into operation 11 new fields; to increase the level of gas production up to 2.7 bcm/year and to construct an own gas processing plant.

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of over EUR 10 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International , 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,385 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom has a workforce of 50,737 and has been consolidated in the 2004 balance sheet, in the first quarter of 2005 Petrom has already contributed positive to OMV's financial results.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Kirsten Hendrie, London, IR	Tel. +44 (20) 7367-5127; e-mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–June and Q2 2005** on August 24, 2005

July 13, 2005

OMV Expands Exploration Activities in Yemen

- **New exploration licence for Block 2 in central western Yemen**
- **Signing of Production Sharing Agreement**
- **Second exploration with OMV as operator**

OMV, Central Europe's leading oil and gas group, today announces the signing of a new Production Sharing Agreement with the Ministry of Oil and Mineral Resources of the Republic of Yemen. The new agreement enables OMV (YEMEN) Al Mabar Exploration GmbH, a wholly owned subsidiary of OMV, to conduct exploration and production activities in Block 2 (Al Mabar). OMV will start exploration activities as operator as soon as the Parliament of Yemen ratifies the contract. This is expected for the third quarter 2005.

Block 2 is located in central western Yemen, close to the OMV operated Block S2, where OMV discovered oil in previous wells. OMV is evaluating the commercial potential of the block and conducts further drilling activities ("Habban-1" well).

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "Yemen is well integrated into the OMV portfolio and provides an excellent strategic fit. It is part of our core region Middle East and we are working to expand our activities in Yemen, where we have already discovered oil."

Balanced international E&P portfolio

OMV owns a balanced international E&P portfolio in 18 countries organized around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East/Caspian and Australia/New Zealand. Due to the acquisition of 51% of Petrom, Romania´s largest oil company, OMV's daily production volume is 345,000 boe/d and the Company's reserves amount to 1.4 bn boe.

Background information:

OMV in Yemen

OMV has been active in Yemen since the early 1990s. The company has an office in Sana'a, Yemen, with 10 employees, including 3 expatriates. OMV (Yemen Block S2) Exploration GmbH, a wholly owned subsidiary of OMV Exploration & Production GmbH, operates Block S2 on behalf of OMV (44%) Sinopec of China (37.5%), The Yemen Resource Limited (6%), and The Yemen General Corporation for Oil & Gas (12.5%).

Block S2 was acquired with the international portfolio of Preussag, and OMV discovered oil in the "Al-Nilam 1" well in 2003. Further drilling in 2005 follows comprehensive block evaluation in 2004. OMV signed a Memorandum of Understanding with the Ministry of Oil and Mineral Resources (MOM) for Block 2 on October 17, 2004. This outlined the terms of a Production Sharing Agreement to be agreed with the MOM, actual signing being part of this press release.

The interests in Block 2
OMV (YEMEN) Al Mabar Exploration GmbH: 93%
Yemen General Corporation for Oil & Gas: 7%



SAUDI ARABIA
OMAN
YEMEN
Red Sea
SAN'A
BLOCK S2
BLOCK 2
YEMEN
BLOCK S2:
OMV (OP) 44%
BLOCK 2:
OMV (OP) 93%
Gulf of Aden
Kilometers

OMV Aktiengesellschaft
With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of over EUR 10 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 bcm of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL. With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Kirsten Hendrie, London, IR	Tel. +44 (20) 7367-5127; e-mail: kirsten.hendrie@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–June and Q2 2005** on August 24, 2005

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